ROCK CREEK PHARMACEUTICALS, INC.

July 11, 2014

VIA EDGAR

Mr. Jeffrey Riedler, Assistant Director

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rock Creek Pharmaceuticals, Inc. Registration Statement on Form S-3 File No. 333-196540

Dear Mr. Riedler:

On behalf of Rock Creek Pharmaceuticals, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for Tuesday, July 15, 2014 at 4:30 p.m., Eastern time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to our counsel, Curt P. Creely at Foley & Lardner LLP, at (813) 225-4122.

Very truly yours,

Rock Creek Pharmaceuticals, Inc.

By:	/s/ Park A. Dodd, III
Name:	Park A. Dodd, III
Title:	Chief Financial Officer